Second Quarter 2021 Earnings Presentation The Bank of N.T. Butterfield & Son Limited July 27, 2021

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Group Chief Financial Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2021 Financials • Q&A Awards Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in the Channel Islands • Well-secured lending in all markets, including Central London, UK

4 Second Quarter 2021 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q1 2021 vs. Q2 2020 Q2 2021 $ % $ % Net Interest Income $ 74.7 $ (0.2) $ (4.4) Non-Interest Income 48.8 1.3 7.2 Prov. for Credit Recoveries 1.0 (0.6) 5.3 Non-Interest Expenses* (85.6) (3.9) (2.8) Other Gains (Losses) 0.7 1.4 — Net Income $ 39.6 $ (2.0) (4.8) % $ 5.3 15.4 % Non-Core Items** 0.5 (0.5) 0.5 Core Net Income** $ 40.1 $ (1.5) (3.5) % $ 5.7 16.7% • Net income of $39.6 million, or $0.79 per share • Core net income** of $40.1 million, or $0.80 per share • Return on average common equity of 16.7%; core return on average tangible common equity** of 18.7% • Second quarter credit provision release of $1.0 million due to improved post-pandemic forecast • Cash dividend of $0.44 per common share, active share repurchase program * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $34.4 $36.5 $42.9 $41.6 $40.1 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 15.5% 16.2% 19.0% 19.3% 18.7% Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021

Financials

Income Statement

Net Interest Income

Net Interest Margin & Yields

(In US$ millions)	Q2 2021 Avg. Balance	Q2 2021 Yield	vs. Q1 2021 Avg. Balance	vs. Q1 2021 Yield
Cash, S/T Inv. & Repos	$ 4,181.6	0.02 %	$ 1.5	(0.04)%
Investments	5,515.5	1.82 %	307.0	(0.13)%
Loans (net)	5,205.1	4.28 %	43.1	(0.09)%
Interest Earning Assets	14,902.2	2.17 %	351.7	(0.09)%
Interest Bearing Liabilities	11,097.2	(0.22)%	387.0	0.02 %
Net Interest Margin		2.01 %		(0.08)%

Net Interest Income before Provision for Credit Losses - Trend

(In US$ millions)



$79.1
$74.9
$74.7
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

- Net interest income ("NII") remained relatively consistent with the prior quarter due to higher securities volumes, despite lower reinvestment yields
- Customer deposits remained elevated. Active repricing of deposits resulted in a decrease in cost of deposits by 2 bps, following a 2 bps decrease in the prior quarter
- Average loan balances increased in the second quarter compared to the prior quarter. Change in mix with increases in Cayman and Channel Islands and UK segments contributed to a decrease in loan yields by 9 bps
- Net interest margin ("NIM") decreased by 8 bps from the previous quarter due to continued elevated MBS pre-payments and resultant reinvestment below the current book yield, as well as lower margin loans, which were offset slightly by improved deposit costs

6

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2021 vs. Q1 2021 Asset management $ 7.4 $ — Banking 12.5 1.1 Foreign exchange revenue 10.5 (0.7) Trust 13.0 0.2 Custody and other 3.8 — Other 1.5 0.7 Total Non-Interest Income $ 48.8 $ 1.3 $41.7 $47.6 $48.8 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 • Banking revenue increased due to higher card services transaction volumes, coupled with higher facility non- utilization fees • Asset management and custody fees were flat compared to the prior quarter as investment market activity continued to be robust • Fee income ratio of 39.2% in the second quarter of 2021 remains consistent, thereby maintaining a resilient,capital- efficient and diversified revenue stream Income Statement Non-Interest Income

BUTTERFIELD

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)		Q2 2021	vs. Q1 2021 $		vs. Q1 2021 %
Salaries & Benefits**	$	41.8	$	2.8	7.3 %
Technology & Comm.		15.7		(0.4)	(2.2)%
Property		7.6		0.2	3.2 %
Professional & O/S Services		4.9		(0.3)	(5.6)%
Indirect Taxes		5.4		(0.4)	(7.4)%
Intangible Amortization		1.5		—	0.5 %
Marketing		1.0		(0.4)	(26.2)%
Other		5.4		0.8	17.6 %
Total Core Non-Interest Expenses*	$	83.4	$	2.4	3.0 %
Non-Core Expenses*		1.4		1.4	100.0 %
Non-Interest Expenses	$	84.8	$	3.8	4.7 %

Core Non-Interest Expense* Trend

(In US$ millions)


$81.9
66.7%
$80.9
64.8%
$83.4
66.3%
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* increased in the second quarter of 2021 due to the following:
  - a one-time program to allow employees to receive payment for a portion of unused vacation time during the pandemic;
  - certain market salary adjustments were implemented for retention;
  - increased bank insurance costs upon renewal;
  - resumption of more normal client activities and consultant costs; and
  - increased incentive accrual
- Core efficiency ratio* of 66.3% was higher than 64.8% in the prior quarter and slightly above the expected mid-60's efficiency ratio at this point in the rate and credit cycle

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

8

9 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain strong and above requirements • Quarterly dividend held at $0.44 per common share • TCE/TA ratio of 5.6% is below targeted range of 6.0% to 6.5% due to continued elevated deposit levels Regulatory Capital (Basel III) - Total Capital Ratio*** 19.5% 13.5% 14.4% Butterfield Current BMA 2020 Minimum US Peer Median* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks ** 2021 is based on year-to-date dividend and earnings per share 6.8% 9.5% 5.6% 7.9% 1.2% 1.7% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median* 42.8% 52.9% 60.5% 53.7% 2018 2019 2020 Q2 2021 Dividend Payout Ratio** *** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. Please see Appendix for further discussion of CECL and related assumptions

10 Balance Sheet Total Assets (In US$ billions) • Deposit balances continued to grow and remained elevated at $14.2 billion compared to $13.4 billion in the prior quarter • The second quarter of 2021 saw an increase in deployment of liquidity into the investment and loan portfolios • Butterfield’s balance sheet remains efficient and conservative with a low risk density (risk weighted assets/total assets was 34.0%) (In US$ millions) Q2 2021 Q4 2020 Cash & Equivalents $ 2,766 $ 3,290 Reverse Repos & S/T Investments 1,651 1,020 Investments 5,605 4,863 Loans (net) 5,221 5,161 Other Assets 421 405 Total Assets $ 15,665 $ 14,739 Int. Bearing Deposits $ 11,187 $ 10,238 Non-Int. Bearing Deposits 3,006 3,012 Other Liabilities 505 507 Shareholders’ Equity 967 982 Total Liab. & Equity $ 15,665 $ 14,739 $13.2 $14.8 $15.7 $4.4 $5.4 $5.6 $5.0 $5.1 $5.2 Total assets Investments Loans Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 $11.6 $13.4 $14.2 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $73.3 $70.2 $66.1 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Res Mtg 66.3% Consumer 3.9% Comm’l R/E 14.7% Other Comm’l 9.8% Government 5.3% Loan Distribution 0.01% 0.01% 0.04% Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 99.4% AA 0.2% A 0.4% $5.2 billion $5.6 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be very high quality with 99% comprised of AAA rated securities, primarily US Government guaranteed • Manually underwritten loan book is comprised of 66% full recourse residential mortgages in Bermuda, Cayman and the UK • Credit trends remained stable with non-accrual at 1.3% of gross loans, a decrease versus the prior quarter • Q2 2021 CECL release of $1.0 million due to improved economic outlook and continuing stable loan performance • Allowance for credit losses at $29.5 million representing an ACL/ Total loans of 0.56% • The net charge off ratio continues to be very low and increased slightly to 0.04% due to repayment of mortgages following collateral sale

BUTTERFIELD

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil)				
	Q2 2021	vs. Q1 2020	Duration	vs. Q1 2020	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	4,181.6	1.5	<0.03	N/A	N/A
AFS	2,996.4	131.7	3.8	(1.0)	5.0
HTM**	2,518.4	176.5	3.9	(0.8)	5.4
Total	9,696.4	309.7			

Interest Rate Sensitivity


13.7%
(4.7)%
8.0%
6.3%
17.3%
12.9%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- Investment duration contracted for both the AFS and HTM investment portfolios as lower market yields increased the expectation of increased prepayments
- Similar to recent prior quarters, NII models increase in a down 100 bps rate environment with the assumption of negative rates to be charged on deposits (as is currently the case with Euros), while fixed rate assets would continue to generate revenues
- As of June 30, 2021, the Bank had $77.7 million in net unrealized gains in AFS and HTM, up $9.2 million from $68.6 million at the end of the first quarter of 2021. The movement was due to lower interest rates during the quarter

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2021 comparative data is used as Q2 2021 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

12

Appendix

14 Average Deposit Volume and Cost of Deposits (In US$ millions) 71.6% 72.6% 73.1% 20.7% 21.1% 21.1% 7.7% 6.3% 5.8% USD / USD Pegged GBP Other Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 De sp os its 0.97% 0.66% 0.63% 0.14% 0.12% 0.10% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 18.7% 21.0% 21.2% 61.9% 58.3% 58.7% 19.4% 20.7% 20.1% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Deposit Composition By Currency By Type Appendix Customer Deposits

15 46% 42% 34% 32% 31% 22% 21% 18% 18% 19% 32% 37% 48% 49% 50% $2.5 $2.7 $3.2 $3.4 $3.5 Bermuda Cayman UK and Channel Islands 2017 2018 2019 2020 Q2 2021 33% 42% 32% 29% 26% 2% 3% 2% 5% 6% 14% 9% 22% 18% 18% 52% 47% 45% 49% 50% $1.1 $1.2 $1.7 $1.6 $1.6 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2017 2018 2019 2020 Q2 2021 • Stable loan book balance and composition in well-seasoned residential mortgage books • Loans are individually underwritten in all markets • Minimal wholesale or cross-border lending outside of current jurisdictions Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2021		2020				2019		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Assets									
Cash & Equivalents	$ 2,766	$ 2,582	$ 3,290	$ 2,161	$ 2,228	$ 1,978	$ 2,550	$ 3,605	$ 2,011
Reverse Repos & S/T Investments	1,651	1,236	1,020	1,133	1,136	1,240	1,361	855	330
Investments	5,605	5,426	4,863	4,725	4,354	4,538	4,436	4,662	4,524
Loans, Net	5,221	5,149	5,161	5,035	5,018	5,001	5,143	4,673	4,000
Other Assets	421	412	405	406	415	441	432	420	364
Total Assets	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229
Liabilities and Equity									
Total Deposits	$ 14,193	$ 13,361	$ 13,250	$ 11,891	$ 11,616	$ 11,753	$ 12,442	$ 12,663	$ 9,852
Long-Term Debt	172	172	171	196	241	144	144	143	143
Other Liabilities	334	335	335	384	303	320	373	446	305
Total Liabilities	$ 14,698	$ 13,868	$ 13,757	$ 12,472	$ 12,160	$ 12,217	$ 12,958	$ 13,252	$ 10,300
Common Equity	$ 967	$ 936	$ 982	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929
Total Equity	$ 967	$ 936	$ 982	$ 989	$ 990	$ 981	$ 964	$ 965	$ 929
Total Liabilities and Equity	$ 15,665	$ 14,805	$ 14,739	$ 13,461	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229
Key Metrics									
CET 1 Ratio	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %
Total Tier 1 Capital Ratio	16.1 %	16.4 %	16.1 %	16.6 %	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %
Total Capital Ratio	19.5 %	20.0 %	19.8 %	20.8 %	21.2 %	19.8 %	19.4 %	19.6 %	22.7 %
Leverage ratio	5.2 %	5.4 %	5.3 %	5.9 %	6.0 %	6.1 %	5.9 %	5.8 %	7.3 %
Risk-Weighted Assets (in $ millions)	5,321	5,105	5,069	4,939	4,879	4,782	4,898	4,877	4,233
Risk-Weighted Assets / total assets	34.0 %	34.5 %	34.4 %	36.7 %	37.1 %	36.2 %	35.2 %	34.3 %	37.7 %
Tangible common equity ratio	5.6 %	5.7 %	6.1 %	6.7 %	6.9 %	6.8 %	6.3 %	6.2 %	7.7 %
Book value per common share (in $)	19.49	18.84	19.88	19.98	19.73	19.09	18.40	18.14	17.53
Tangible book value per share (in $)	17.67	17.00	18.00	18.15	17.94	17.31	16.55	16.38	16.16
Non-accrual loans/gross loans	1.3 %	1.4 %	1.4 %	1.5 %	1.5 %	1.1 %	1.0 %	1.1 %	1.4 %
Non-performing assets/total assets	0.6 %	0.7 %	0.6 %	0.7 %	0.7 %	0.5 %	0.4 %	0.4 %	0.4 %
Total coverage ratio	44.6 %	45.0 %	47.0 %	54.9 %	54.8 %	68.2 %	46.8 %	46.1 %	43.1 %

16

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q2 2021			Q1 2021			Q2 2020		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash due from banks, reverse repurchase agreements and short-term investments	$ 4,181.6	$ 0.2	0.02 %	$ 4,180.1	$ 0.6	0.06 %	$ 3,358.4	$ 1.1	0.13 %
Investment in securities	5,515.5	25.0	1.82 %	5,208.5	25.1	1.95 %	4,426.6	27.8	2.52 %
Equity securities at fair value	*0.8*			*2.0*			*1.4*		
AFS	*2,996.4*	*12.2*	*1.63 %*	*2,864.6*	*11.9*	*1.69 %*	*2,340.9*	*12.8*	*2.19 %*
HTM	*2,518.4*	*12.8*	*2.04 %*	*2,341.8*	*13.1*	*2.27 %*	*2,084.4*	*15.1*	*2.90 %*
Loans	5,205.1	55.5	4.28 %	5,161.9	55.6	4.37 %	4,997.4	56.4	4.53 %
Commercial	*1,610.7*	*18.2*	*4.54 %*	*1,612.2*	*18.9*	*4.75 %*	*1,693.3*	*21.5*	5.09 %
Consumer	*3,594.4*	*37.2*	*4.16 %*	*3,549.7*	*36.7*	*4.20 %*	*3,304.1*	*34.9*	4.24 %
Total interest earning assets	14,902.2	80.7	2.17 %	14,550.5	81.2	2.26 %	12,782.3	85.3	2.68 %
Other assets	361.3			371.2			401.3		
Total assets	$ 15,263.6			$ 14,921.8			$ 13,183.6		
Liabilities									
Interest bearing deposits	$ 10,925.6	$ (3.6)	(0.13)%	$ 10,538.7	$ (3.9)	(0.15)%	$ 9,661.8	$ (4.1)	(0.17)%
Long-term debt	171.6	(2.4)	(5.61)%	171.5	(2.4)	(5.68)%	165.8	(2.1)	(5.00)%
Interest bearing liabilities	11,097.2	(6.0)	(0.22)%	10,710.2	(6.3)	(0.24)%	9,827.6	(6.2)	(0.25)%
Non-interest bearing customer deposits	2,853.1			2,839.9			2,166.8		
Other liabilities	326.1			294.3			274.2		
Total liabilities	$ 14,276.4			$ 13,844.4			$ 12,268.6		
Shareholders' equity	987.1			1,077.4			915.0		
Total liabilities and shareholders' equity	$ 15,263.6			$ 14,921.8			$ 13,183.6		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,805.0			$ 3,840.3			$ 2,954.7		
Net interest margin		$ 74.7	2.01 %		$ 74.9	2.09 %		$ 79.1	2.48 %

17

BUTTERFIELD

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Net Interest Income	$ 74.7	$ 74.9	$ 75.6	$ 75.3	$ 79.1	$ 87.6	$ 86.2	$ 86.3	$ 85.2
Non-Interest Income	48.8	47.6	47.8	46.9	41.7	47.6	49.7	46.6	44.2
Prov. for Credit Recovery (Losses)	1.0	1.5	2.4	(1.4)	(4.4)	(5.2)	(0.4)	(0.4)	0.9
Non-Interest Expenses*	85.6	81.7	83.3	91.8	82.8	89.1	92.0	90.6	91.9
Other Gains (Losses)	0.7	(0.8)	(0.4)	1.5	0.7	(0.6)	0.3	0.5	0.2
Net Income	$ 39.6	$ 41.6	$ 42.1	$ 30.5	$ 34.3	$ 40.3	$ 43.9	$ 42.4	$ 38.6
Non-Core Items**	$ 0.5	$ —	$ 0.8	$ 5.9	$ 0.1	$ 0.5	$ 2.3	$ 6.4	$ 12.5
Core Net Income**	$ 40.1	$ 41.6	$ 42.9	$ 36.5	$ 34.4	$ 40.8	$ 46.2	$ 48.8	$ 51.1

Key Metrics	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Loan Yield	4.28 %	4.37 %	4.42 %	4.43 %	4.53 %	4.80 %	4.95 %	5.22 %	5.67 %
Securities Yield	1.82	1.95	2.11	2.26	2.52	2.78	2.77	2.82	2.92
Cost of Deposits	0.10	0.12	0.12	0.14	0.14	0.42	0.50	0.54	0.42
Net Interest Margin	2.01	2.09	2.25	2.30	2.48	2.63	2.59	2.52	3.18
Core Efficiency Ratio**	66.3	64.8	65.6	68.0	66.7	63.8	66.3	62.1	60.3
Core ROATCE**	18.7	19.3	19.0	16.2	15.5	18.6	21.1	22.5	24.6
Fee Income Ratio	39.2	38.4	38.0	38.8	35.8	36.6	36.7	35.2	33.9
Fully Diluted Share Count (in millions of common shares)	49.9	49.9	49.8	50.0	51.0	52.4	53.3	53.6	53.5

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 21-22

18

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2021		2020				2019		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Non-Interest Income									
Asset Management	$ 7.4	$ 7.4	$ 7.2	$ 6.8	$ 7.4	$ 7.8	$ 7.8	$ 7.4	$ 6.9
Banking	12.5	11.4	13.6	13.4	9.1	11.2	14.0	12.1	12.1
FX Revenue	10.5	11.2	9.3	9.0	8.1	10.8	9.8	10.0	8.4
Trust	13.0	12.8	13.3	12.9	12.3	12.2	13.0	12.7	13.0
Custody & Other Admin.	3.8	3.8	3.4	3.6	3.3	3.6	3.5	3.6	3.1
Other	1.5	0.9	0.9	1.2	1.5	2.0	1.7	0.8	0.9
Total Non-Interest Income	$ 48.8	$ 47.6	$ 47.8	$ 46.9	$ 41.7	$ 47.6	$ 49.7	$ 46.6	$ 44.2
Non-Interest Expense									
Salaries & Benefits*	$ 43.2	$ 39.0	$ 41.4	$ 48.8	$ 41.5	$ 44.6	$ 48.8	$ 45.6	$ 52.1
Technology & Comm.	15.7	16.1	16.1	16.3	16.3	16.4	16.5	16.3	15.2
Professional & O/S Services	4.9	5.2	5.3	5.2	5.0	5.8	6.7	9.5	6.2
Property	7.6	7.4	7.4	7.5	7.2	7.3	7.0	6.1	5.7
Indirect Taxes	5.4	5.8	5.1	5.8	4.9	5.5	5.3	5.3	5.3
Marketing	1.0	1.4	1.6	0.6	0.7	1.6	3.1	1.6	1.7
Intangible Amortization	1.5	1.5	1.5	1.5	1.4	1.4	1.5	1.5	1.2
Other	5.4	4.6	4.9	5.5	5.0	5.5	5.0	4.6	4.3
Total Non-Interest Expense	$ 84.8	$ 80.9	$ 83.2	$ 91.3	$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7
Income Taxes	0.8	0.7	0.1	0.5	0.8	1.0	(1.9)	0.2	0.2
Total Expense incld. Taxes	$ 85.6	$ 81.7	$ 83.3	$ 91.8	$ 82.8	$ 89.1	$ 92.0	$ 90.6	$ 91.9

*Includes non-service employee benefits

19

20 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits** $ 41.8 $ 39.0 $ 40.6 $ 42.2 $ 41.4 $ 44.1 $ 46.6 $ 42.8 $ 41.1 Technology & Comm. 15.7 16.1 16.1 16.3 16.3 16.4 16.5 16.3 15.2 Professional & O/S Services 4.9 5.2 5.3 5.2 5.0 5.8 6.5 5.9 5.0 Property 7.6 7.4 7.4 7.5 7.2 7.3 7.0 6.1 5.7 Indirect Taxes 5.4 5.8 5.1 5.8 4.9 5.5 5.3 5.3 5.0 Marketing 1.0 1.4 1.6 0.6 0.7 1.6 3.1 1.6 1.7 Intangible Amortization 1.5 1.5 1.5 1.5 1.4 1.4 1.5 1.5 1.2 Other 5.4 4.6 4.9 5.5 5.0 5.5 5.1 4.6 4.3 Total Core Non-Interest Expense $ 83.4 $ 80.9 $ 83.4 $ 82.4 $ 84.6 $ 81.9 $ 87.6 $ 91.6 $ 84.0 $ 79.2 Income Taxes 0.8 0.7 0.1 0.5 0.8 1.0 (1.9) 0.2 0.2 Total Core Expense incld. Taxes $ 84.2 $ 81.7 $ 82.5 $ 85.1 $ 82.7 $ 88.6 $ 89.7 $ 84.2 $ 79.4 * See the reconciliation of non-GAAP measures on pages 21-22 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Net income	A	$ 39.6	$ 41.6	$ 42.1	$ 30.5	$ 34.3
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Distribution from equity method investment		—	—	—	(0.7)	—
Gain on transfer of Visa Inc. Class B shares		(0.9)	—	—	—	—
Total non-core (gains) losses	B	$ (0.9)	$ —	$ —	$ (0.7)	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		1.4	—	0.8	6.7	0.1
Total non-core expenses	C	$ 1.4	$ —	$ 0.8	$ 6.7	$ 0.1
Total non-core (gains), losses and expenses	D=B+C	0.5	—	0.8	5.9	0.1
Core net income to common shareholders	E=A+D	$ 40.1	$ 41.6	$ 42.9	$ 36.5	$ 34.4
Average shareholders' equity		950.6	966.7	985.4	984.6	985.0
Average common equity	F	950.6	966.7	985.4	984.6	985.0
Less: average goodwill and intangible assets		(91.4)	(92.4)	(91.4)	(91.6)	(90.5)
Average tangible common equity	G	859.2	874.2	894.0	893.0	894.5
Return on equity	A/F	16.7 %	17.5 %	16.9 %	12.3 %	14.0 %
Core return on average tangible common equity	E/G	18.7 %	19.3 %	19.0 %	16.2 %	15.5 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	49.9	49.9	49.8	50.0	51.0
Earnings per common share fully diluted	A/H	0.79	0.83	0.84	0.61	0.67
Non-core items per share	D/H	0.01	—	0.02	0.12	—
Core earnings per common share fully diluted	E/H	0.80	0.83	0.86	0.73	0.67
Core return on average tangible assets						
Total average assets	I	$ 15,371.6	$ 14,900.2	$ 13,865.1	$ 13,381.9	$ 13,202.8
Less: average goodwill and intangible assets		(91.4)	(92.4)	(91.4)	(91.6)	(90.5)
Average tangible assets	J	$ 15,280.2	$ 14,807.7	$ 13,773.6	$ 13,290.3	$ 13,112.3
Return on average assets	A/I	1.0 %	1.1 %	1.2 %	0.9 %	1.0 %
Core return on average tangible assets	E/J	1.1 %	1.1 %	1.2 %	1.1 %	1.1 %

21

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Tangible equity to tangible assets						
Shareholders' equity	K	$ 966.6	$ 936.5	$ 981.9	$ 988.9	$ 990.3
Less: goodwill and intangible assets		(90.2)	(91.5)	(92.8)	(90.7)	(89.7)
Tangible common equity	L	876.4	844.9	889.1	898.2	900.7
Total assets	M	15,664.8	14,804.8	14,738.6	13,460.7	13,150.7
Less: goodwill and intangible assets		(90.2)	(91.5)	(92.8)	(90.7)	(89.7)
Tangible assets	N	$ 15,574.6	$ 14,713.2	$ 14,645.8	$ 13,370.1	$ 13,061.0
Tangible common equity to tangible assets	L/N	5.6 %	5.7 %	6.1 %	6.7 %	6.9 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.6	49.7	49.4	49.5	50.2
Tangible book value per common share	L/O	17.67	17.00	18.00	18.15	17.94
Efficiency ratio						
Non-interest expenses		$ 84.8	$ 80.9	$ 83.2	$ 91.3	$ 82.0
Less: Amortization of intangibles		(1.5)	(1.5)	(1.5)	(1.5)	(1.4)
Non-interest expenses before amortization of intangibles	P	83.2	79.4	81.7	89.8	80.6
Non-interest income		48.8	47.6	47.8	46.9	41.7
Net interest income before provision for credit losses		74.7	74.9	75.6	75.3	79.1
Net revenue before provision for credit losses and other gains/losses	Q	$ 123.5	$ 122.5	$ 123.3	$ 122.2	$ 120.8
Efficiency ratio	P/Q	67.4 %	64.8 %	66.3 %	73.5 %	66.7 %
Core efficiency ratio						
Non-interest expenses		$ 84.8	$ 80.9	$ 83.2	$ 91.3	$ 82.0
Less: non-core expenses	(C)	(1.4)	—	(0.8)	(6.7)	(0.1)
Less: amortization of intangibles		(1.5)	(1.5)	(1.5)	(1.5)	(1.4)
Core non-interest expenses before amortization of intangibles	R	81.9	79.4	80.9	83.1	80.5
Net revenue before provision for credit losses and other gains/losses	Q	123.5	122.5	123.3	122.2	120.8
Core efficiency ratio	R/Q	66.3 %	64.8 %	65.6 %	68.0 %	66.7 %

22

23 Appendix Commentary on Factors Influencing COVID-19 Implications The continuing implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic • The efficacy of vaccines and other actions taken to contain COVID-19 and its variants • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A slow or incomplete recovery of tourism in Bermuda and Cayman, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • Further decreases in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions

24 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)